U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM 10-SB-A2

                      Registration Statement on Form 10-SB


              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS


                            NATIONAL AIR CORPORATION
           (Name of Small Business Issuer as specified in its charter)



                   NEVADA                         87-0565948
                   ------                          ---------
        (State or other jurisdiction of         (I.R.S. Employer
         incorporation or organization)             ID. No.)


                                     0-22711
                                     -------
                                 (SEC File No.)


                         5525 South 900 East, Suite 110
                           Salt Lake City, Utah 84117
                           ---------------------------
                     (Address of Principal Executive Office)


         Issuer's Telephone Number, including Area Code: (801) 262-8844


 Securities registered pursuant to Section 12(b) of the Exchange Act:    None

 Securities registered pursuant to Section 12(g) of the Exchange Act:
                              $0.001 par value common stock
                     ---------------------------------------
                                 Title of Class


DOCUMENTS INCORPORATED BY REFERENCE:  See the Exhibit Index herein.


                                     PART I

Item 1.  Description of Business.


Business Development.


     National Air Corporation (the "Company") was organized under the laws of the State of Nevada on January 9, 1985. The Company was incorporated to engage in any lawful activity. The Company is not in the airline business and is not necessarily looking to acquire or be acquired by a company in that business or with any relation to that business. National Air Corporation is not related to any other company with a similar name.

     The Company was initially authorized to issue a total of 20,000,000 shares of common stock having a par value of one mill ($0.001) per share, with fully-paid stock not to be liable for further call or assessment. Copies of the Company's initial Articles of Incorporation and Bylaws are attached as exhibits to this Registration Statement and are incorporated herein by this reference. See the Exhibit Index, Part III.

     Following the Company's inception, the Board of Directors authorized the issuance of 100,000 "unregistered" and "restricted" shares of its common stock to directors, executive officers and persons who may be deemed to have been promoters or founders of the Company for the total consideration of $1,000.

     Commencing in February, 1985, and pursuant to an exemption provided by Rule 504 of Regulation D of the Securities Act of 1933, as amended (the "1933 Act"), and the securities laws of the State of Nevada, the Company publicly offered and sold an aggregate total of 2,000,000 Units to public investors who were residents of the State of Nevada, at a price of 2 1/2 cents ($0.025) per Unit, each unit consisting of one share of the Company's common stock par value $.001 per share and one common share purchase warrant. The offering was subsequently completed, with the Company receiving aggregate gross proceeds of $50,000, before payment of legal, accounting and printing expenses. None of the warrants were exercised and are now void due to their expiration six months after the offering, as outlined in the terms under the Offering Circular. A copy of the Company's original Offering Circular is attached herein by this reference. See the Exhibit Index, Part III.

     On September 26, 1985, the Company filed with the Secretary of State of the State of Nevada a Certificate of Amendment to the Articles of Incorporation, which (i) changed Article IV of the Articles of Incorporation to read as; "IV. AUTHORIZATION OF CAPITAL STOCK: The amount of the total authorized capital stock of the Corporation shall be Three Hundred and Seventy Thousand Dollars ($370,000.00) consisting of Twenty Million (20,000,000) shares of common stock with a par value of one tenth of one cent ($0.001) per share; one million (1,000,000) shares of Class A Preferred Stock with a par value of twenty five cents ($0.25) per share each with designations, preferences, limitations and relative rights described below and one million (1,000,000) Class B Preferred Stock with a par value of ten cents ($0.10) per share each with designations, preferences, limitations and relative rights described below. All shares of common stock have identical rights and privileges in every respect." All rights and preferences assigned to the preferred shares are outlined under the caption "Description of Securities", Part I, Item 8, herein. A copy of the Amendment of the Articles of Incorporation is incorporated herein by this reference. See the
Exhibit Index, Part III.

     From 1985 to approximately 1992 the Company engaged in the business of leasing and/or chartering of aircraft to provide air transportation services. These operations were unsuccessful and the Company ceased all activities in 1992. Due to the substantial lapse of time since the occurrence of these events, management does not anticipate that they will have any adverse impact on any future operations in which the Company may engage.

     On April 25, 1995, the Board of Directors resolved to issue 750,000 shares of "unregistered" and "restricted" common stock to the current officers and directors. Accordingly, Jeff D. Jenson, President and Director; Jason R. Lewis, Vice President and Director; and Wendy Moler-Lewis, Secretary / Treasurer and Director; were each issued 250,000 shares of "unregistered" and "restricted" common stock.

     On July 14, 1996, the Board of Directors of the Company unanimously resolved to opt out of the provisions of Sections 78.378 to 78.3793, Nevada
Revised Statutes, which relates to "control share acquisitions" (the "Acquisitions Act").

     Sections 78.378 to 78.3793, Nevada Revised Statutes, which apply only to certain types of publicly-held corporations, provide that "control shares" acquired under certain circumstances shall have the same voting rights as they had before the acquisition only to the extent that the stockholders of the corporation have approved such rights. The Nevada Revised Statutes also give dissenter's rights to the stockholders in the event that full voting rights are accorded to shares acquired in a "control share acquisition" and the acquiring person has acquired "control shares" with at least a majority of all voting power. Sections 78.738 to 78.3793 permit a corporation's articles of incorporation or bylaws to provide for an exemption from the Acquisitions Act. The net effect of the Company's exemption from the Acquisitions Act is to remove the need for stockholder approval of acquisitions of controlling interests in the Company. The Company will still be subject to the provisions of Regulation 14A of the Securities and Exchange Commission, regarding proxy solicitations. However, these provisions deal with the nature and extent of disclosure required when a matter is to be voted on, but not whether a matter is to be voted on; accordingly, Regulation 14A in no way negates the effect of the exemption from the Acquisitions Act. See the heading "Need for any Governmental Approval of Principal Products or Services" under the caption "Business," herein.

     The Company does not foresee providing shareholders with any disclosure documents, including audited financial statements, of a target company and its business prior to consummation of a merger.

     Acting without a meeting, pursuant to Section 78.207(4) of the Nevada Revised Statutes, on July 14, 1996, the Board of Directors of the Company unanimously resolved: (i) to effect a 1 share for 20 reverse split of the Company's 6,750,000 then-outstanding shares of common stock, effective as of the close of business, on July 31, 1996, retaining the authorized capital at 20,000,000 shares and the par value at one mill ($0.001) per share, with appropriate adjustments being made in the additional paid in capital and stated capital accounts of the Company and with fractional shares to be rounded to the nearest whole share. All shares referred to herein after this point reflect the aforementioned reverse split. No change was made to the authorized number of shares of preferred stock or the par value thereof.

     On October 26, 1996, The Board of Directors, resolved to issue 400,000 post-split "unregistered" and "restricted" shares of the Company's common stock to Jenson Services, Inc., consultant to the Company, in consideration of the sum of $2,557.25. These funds were used by Jenson Services to pay costs associated with legal fees and accounting costs, on behalf of the Company. Following the issuance of the aforementioned shares, 737,505 post-split shares of common stock are currently outstanding.

Business.
---------

     The Company has had no business operations since approximately 1992. To the extent that the Company intends to continue to seek the acquisition of assets, property or business that may benefit the Company and its stockholders, the Company is essentially a "blank check" company. Because the Company has no assets, conducts no business and has no employees, management anticipates that any such acquisition would require the Company to issue shares of its common stock as the sole consideration for the acquisition. This may result in substantial dilution of the shares of current stockholders. The Company's Board of Directors shall make the final determination whether to complete any such acquisition; the approval of stockholders will not be sought unless required by applicable laws, rules and regulations, the Company's Articles of Incorporation or Bylaws, or contract. Even if stockholder approval is sought, Jeff D. Jenson, who is a director and the President of the Company, beneficially owns approximately fifty-six percent (56%) of the outstanding shares of common stock of the Company, and could approve any acquisition, reorganization or merger he deemed acceptable. The Company makes no assurance that any future enterprise will be profitable or successful.

     The Company is not currently engaging in any substantive business activity and has no plans to engage in any such activity in the foreseeable future. In its present form, the Company may be deemed to be a vehicle to acquire or merge with a business or company. The Company does not intend to restrict its search to any particular business or industry, and the areas in which it will seek out acquisitions, reorganizations or mergers may include, but will not be limited to, the fields of high technology, manufacturing, natural resources, service, research and development, communications, transportation, insurance, brokerage, finance and all medically related fields, among others. The Company recognizes that because of its total lack of resources, the number of suitable potential business ventures which may be available to it will be extremely limited, and may be restricted to entities who desire to avoid what these entities may deem to be the adverse factors related to an initial public offering ("IPO"). The most prevalent of these factors include substantial time requirements, legal and accounting costs, the inability to obtain an underwriter who is willing to publicly offer and sell shares, the lack of or the inability to obtain the required financial statements for such an undertaking, limitations on the amount of dilution public investors will suffer to the benefit of the stockholders of any such entities, along with other conditions or requirements imposed by various federal and state securities laws, rules and regulations. Any of these types of entities, regardless of their prospects, would require the Company to issue a substantial number of shares of its common stock to complete any such acquisition, reorganization or merger, usually amounting to between 80 and 95 percent of the outstanding shares of the Company following the completion of any such transaction; accordingly, investments in any such private entity, if available, would be much more favorable than any investment in the Company.

     Management intends to consider a number of factors prior to making any decision as to whether to participate in any specific business endeavor, none of which may be determinative or provide any assurance of success. These may include, but will not be limited to an analysis of the quality of the entity's management personnel; the anticipated acceptability of any new products or marketing concepts; the merit of technological changes; its present financial condition, projected growth potential and available technical, financial and managerial resources; its working capital, history of operations and future prospects; the nature of its present and expected competition; the quality and experience of its management services and the depth of its management; its potential for further research, development or exploration; risk factors specifically related to its business operations; its potential for growth, expansion and profit; the perceived public recognition or acceptance of its products, services, trademarks and name identification; and numerous other factors which are difficult, if not impossible, to properly analyze without referring to any objective criteria.

     Regardless, the results of operations of any specific entity may not necessarily be indicative of what may occur in the future, by reason of changing market strategies, plant or product expansion, changes in product emphasis, future management personnel and changes in innumerable other factors. Further, in the case of a new business venture or one that is in a research and development mode, the risks will be substantial, and there will be no objective criteria to examine the effectiveness or the abilities of its management or its business objectives. Also, a firm market for its products or services may yet need to be established, and with no past track record, the profitability of any such entity will be unproven and cannot be predicted with any certainty.

     Management will attempt to meet personally with management and key personnel of the entity sponsoring any business opportunity afforded to the Company, visit and inspect material facilities, obtain independent analysis or verification of information provided and gathered, check references of management and key personnel and conduct other reasonably prudent measures calculated to ensure a reasonably thorough review of any particular business opportunity; however, since the Company has no current assets or cash reserves, these activities may be limited, and if undertaken, the cost and expense thereof will be advanced by management, and may further dilute the interest of the stockholders of the Company.

     The Company is unable to predict the time as to when and if it may actually participate in any specific business endeavor. The Company anticipates that proposed business ventures will be made available to it through personal contacts of directors, executive officers and principal stockholders, professional advisors, broker dealers in securities, venture capital personnel, members of the financial community and others who may present unsolicited proposals. In certain cases, the Company may agree to pay a finder's fee or to otherwise compensate the persons who submit a potential business endeavor in which the Company eventually participates. Such persons may include the Company's directors, executive officers, beneficial owners or their affiliates. In this event, such fees may become a factor in negotiations regarding a potential acquisition and, accordingly, may present a conflict of interest for such individuals. See the caption "Conflicts of Interest; Related Party Transactions," below.

     Although the Company has not identified any potential acquisition target, the possibility exists that the Company may acquire or merge with a business or company in which the Company's executive officers, directors, beneficial owners or their affiliates may have an ownership interest. Current Company policy does not prohibit such transactions. Because no such transaction is currently contemplated, it is impossible to estimate the potential pecuniary benefits to these persons.

     Although it currently has no plans to do so, depending on the nature and extent of services rendered, the Company may compensate members of management in the future for services that they may perform for the Company. Because the Company currently has no resources, and is unlikely to have any resources until it has completed a merger or acquisition, management expects that any such compensation would take the form of an issuance of the Company's stock to these persons; this would have the effect of further diluting the holdings of the Company's other stockholders.

     Further, substantial fees are often paid in connection with the completion of these types of acquisitions, reorganizations or mergers, ranging from a small amount to as much as $250,000. These fees are usually divided among promoters or founders, after deduction of legal, accounting and other related expenses, and it is not unusual for a portion of these fees to be paid to members of management or to principal stockholders as consideration for their agreement to retire a portion of the shares of common stock owned by them. Such fees may become a factor in negotiations regarding any potential acquisition by the Company and, accordingly, may present a conflict of interest for such
individuals.   See  the  caption   "Conflicts   of   Interest;   Related   Party
Transactions."

Involvement in Other "Blank Check" Companies.
---------------------------------------------

     None of the Officer's and Director's are or have ever been involved in a blank check public offerings and have no plans to do such an offering. Furthermore, none of the current Officers or Directors were involved when the Company had operations. However, future involvement in other public companies is very likely, but presently unplanned.

     Jeff Jenson, President and Director. Other than the Company, Mr. Jenson was appointed in February 1997 as President and Director of United States Mining and Exploration, a Utah Corpoation, in which capacity he presently serves. In addition, Mr. Jenson was an Officer and Director of Blackwater, Inc., a Nevada Corporation, from March 1993 until his resignation was accepted by the Board of Directors in August of 1994. In addition, Mr. Jenson was an Officer and Director of Westcott Financial Corporation, a Delaware Corporation, from November of 1993 until his resignation was accepted by the Board of Directors in April of 1995. Mr. Jenson was also an Officer and Director of Onasco, Inc., a Utah Corporation, from June of 1994 until his resignation was accepted by the Board of Directors in May of 1995. Mr. Jenson was an Officer and Director of Opell, Inc., a Nevada Corporation, from November 1994 until his resignation was accepted by the Board of Directors in October of 1996. Mr. Jenson was an Officer and Director of Summa Vest, Inc., a Utah Corporation, from December 1994 until his resignation was accepted by the Board of Directors in December of 1996. Other than the aforementioned, Mr. Jenson has been neither an Officer, Director or affiliate of any other public companies in the past 10 years.

     The following table summarizes the companies for which Mr. Jenson has served as a director, executive officer or consultant and the consideration received in connection with each reorganization:


Original Company Name       New Company Name          Symbol   Reorg. Date    Consideration
---------------------       ----------------          ------   -----------    -------------


Opell, Inc.                 Wall Street Group         OPLL     11/96           18,000 shares (1)

Triple Chip Systems, Inc.   Miller Services, Inc.     MILL     12/96           44,634 shares (1)
                                                                               41,417 shares (2)

Summa Vest, Inc.            Advanced Voice            AVRI     12/96           92,200 shares (2)
                            Recognition, Inc.

React Systems, Inc.         Infrastructure            none     9/10/96           - 0 -
                            International, Inc.

Jungle Street, Inc.         Jungle Street, Inc.       JUNS     9/1/96         450,000 shares (2)

Nevada Resource Technology  TCP Reliable, Inc.        TCPN     1/96              - 0 -

T.W.A.R., Inc.              Len-Tec                   none     9/28/94           - 0 -

Unix Source America, Inc.   Man Sang Holdings, Inc.   MSHI     1/9/96          15,000 shares (1)

Verazzana Ventures, Ltd.    Pacific Aerospace and     PCTH     1/13/95        100,000 shares (1)
                            Electronics, Inc.                                 112,000 shares (2)

Westcott Financial          Entertainment             ETPI     4/14/95        254,294 shares (1)
                            Technologies and
                            Programs, Inc.

Onasco Companies, Inc.      Tengasco, Inc.            TNGO     5/2/95          52,500 shares (3)


     (1)  These shares are "unregistered" and "restricted."

     (2)  These shares were issued pursuant to a Registration Statement on Form S-8.

     (3)  These "unregistered" and "restricted" shares were issued pursuant to Rule 701 of the
          Securities and Exchange Commission.


     Nick Lovato,  Vice  President  and  Director.  Other than the Company,  Mr.
Lovato was an Officer and  Director of Sun Tech  Enterprises,  a Nevada
Corporation, from May 4, 1996 until his resignation was accepted by the Board of
Directors on May 15, 1996.  Other than the  aforementioned,  Mr. Lovato has been neither an Officer,  Director or affiliate of any other public  companies in the past 10 years.  Mr. Lovato received no consideration in connection with his service with Sun Tech Enterprises or its subsequent merger with MedTrak Electronics.

     Kirsten Lovato, Secretary,  Treasurer and Director. Other than the Company,
Mrs.  Lovato was an Officer  and  Director of Sun Tech  Enterprises,  a Nevada
Corporation,  from May 4, 1996 until her resignation was accepted by the
Board of Directors on May 15, 1996. Other than the  aforementioned,  Mrs. Lovato was neither an Officer,  Director or affiliate of any other public  companies in the past 10 years.  Ms. Lovato received no consideration in connection with her service with Sun Tech Enterprises or its subsequent merger with MedTrak Electronics.

Risk Factors.
-------------

     The Company's  auditor,  Mantyla,  McReynolds & Associates,  has included a
"going concern" paragraph in the Company's audited financials for the year ending December 31, 1996. The auditor states: "The accompanying financial statements have been prepared assuming that National Air Corporation will continue as a going concern. As discussed in note 2 to the financial statements, the Company has accumulated losses from operations, has no assets, and has a net working capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty." See the Index to Financial Statements, Part F/S herein.

     In any business venture, there are substantial risks specific to the particular enterprise and which cannot be ascertained until a potential acquisition, reorganization or merger candidate has been identified; however, at a minimum, the Company's present and proposed business operations will be highly speculative and subject to the same types of risks inherent in any new or unproven venture, and will include those types of risk factors outlined below and in the initial Offering Circular of the Company, a copy of which is incorporated herein by this reference as an exhibit to this Registration
Statement on Form 10-SB. See the Exhibit Index, Part III.

     No Assets; No Source of Revenue. The Company has no assets and has had no revenue in either of its two most recent calendar years or to the date hereof.
Nor will the Company receive any revenues until it completes an acquisition, reorganization or merger, at the earliest. The Company can provide no assurance that any acquired business will produce any material revenues for the Company or its stockholders or that any such business will operate on a profitable basis.

     Discretionary Use of Proceeds; "Blank Check" Company. Because the Company is not currently engaged in any substantive business activities, as well as management's broad discretion with respect to the acquisition of assets, property or business, the Company may be deemed to be a "blank check" company.
Although management currently has no intentions of raising capital, there are no guidelines governing the use of such proceeds due to its status as a "blank check" company.

     Absence of Substantive  Disclosure  Relating to  Prospective  Acquisitions.
Because the Company has not yet identified any assets, property or business that it may potentially acquire, potential investors in the Company will have virtually no substantive information upon which to base a decision whether or not to invest in the Company. Potential investors would have access to significantly more information if the Company had already identified a potential acquisition or if the acquisition target had made an offering of its securities directly to the public. The Company can provide no assurance that any investment in the Company will not ultimately prove to be less favorable than such a direct investment.

     Disclosure Relating to Reporting Obligations: Management believes that the majority of potential acquisition candidates is comprised of companies that are seeking to report under Regulation 12G. See "Need for any Governmental Approval of Principal Products and Services".

     Upon the effectiveness of its Registration Statement on Form 10-SB, as amended, on or about August 17, 1997, the Company became subject to the periodic reporting obligations of Section 13 of the 1934 Act. This Section requires the Company to file (i) an annual report on Form 10-KSB with the Securities and Exchange Commission within 90 days of the close of each fiscal year (Reg. Sections 240.13a-1 and 249.310b); (ii) a quarterly report on Form
10-QSB within 45 days of the end of each of the first three quarters of its fiscal year (Reg. Sections 240.13a-13 and 249.308b); and (iii) a current report on Form 8-K within 15 days of the occurrence of certain material events
(e.g., changes in accountants, acquisitions or dispositions of a substantial amount of assets not in the ordinary course of business) (Reg. Sections
240.13a-11 and 249.308). In addition, annual reports on Form 10-KSB must be accompanied by audited financial statements as of the end of the issuer's most recent fiscal year. These reporting requirements may deter potential reorganization candidates that are not willing to undergo the public and agency scrutiny resulting therefrom.

     Unspecified Industry and Acquired Business; Unascertainable Risks. To date, the Company has not identified  any particular  industry or business in which to
concentrate  its  acquisition  efforts.   Accordingly,   prospective   investors
currently  have no basis  to  evaluate  the  comparative  risks  and  merits  of investing  in the  industry or business in which the Company may invest.  To the extent that the Company may acquire a business in a highly risky  industry,  the
Company will become subject to those risks. Similarly, if the Company acquires a financially  unstable  business  or a  business  that is in the early  stages of development, the Company will become subject to the numerous risks to which such businesses  are  subject.  Although  management  intends to  consider  the risks inherent in any industry and business in which it may become involved, there can be no assurance that it will correctly assess such risks.

     Uncertain Structure of Acquisition. Management has had no preliminary contact or discussions regarding, and there are no present plans, proposals or arrangements to acquire any specific assets, property or business. Accordingly, it is unclear whether such an acquisition would take the form of an exchange of capital stock, a merger or an asset acquisition. However, because the Company has no resources as of the date of this Registration Statement, management expects that any such acquisition would take the form of an exchange of capital stock. See Part I, Item 2 of this Registration Statement.

     State Restrictions on "Blank Check" Companies. A total of 36 states prohibit or substantially restrict the registration and sale of "blank check" companies within their borders. Additionally, 36 states use "merit review powers" to exclude securities offerings from their borders in an effort to screen out offerings of highly dubious quality. See Paragraph 8221, NASAA
Reports, CCH Topical Law Reports, 1990. The Company intends to comply fully with all state securities laws, and plans to take the steps necessary to ensure that any future offering of its securities is limited to those states in which such offerings are allowed. However, these legal restrictions may have a material adverse impact on the Company's ability to raise capital because potential purchasers of the Company's securities must be residents of states that permit the purchase of such securities.

     By regulation or policy statement, eight states (Idaho, Maryland, Missouri, Nevada, New Mexico, Pennsylvania, Utah and Washington), some of which are included in the group of 36 states mentioned above, place various restrictions on the sale or resale of equity securities of "blank check" or "blind pool" companies. These restrictions include, but are not limited to, heightened disclosure requirements, exclusion from "manual listing" registration exemptions for secondary trading privileges and outright prohibition of public offerings of such companies.

     In most jurisdictions, "blank check" and "blind pool" companies are not eligible for participation in the Small Corporate Offering Registration ("SCOR") program, which permits an issuer to notify the Securities and Exchange
Commission of certain offerings registered in such states by filing a Form D under Regulation D of the Securities and Exchange Commission. All states (with the exception of Alabama, Delaware, Florida, Hawaii, Illinois, Minnesota,
Nebraska and New York) have adopted some form of SCOR. States participating in the SCOR program also allow applications for registration of securities by qualification by filing a Form U-7 with the states' securities commissions.
Nevertheless, the Company does not anticipate making any SCOR offering or other public offering in the foreseeable future, even in any jurisdiction where it may be eligible for participation in SCOR despite its status as a "blank check" or "blind pool" company. The National Securities Markets Improvement Act of 1996 provides an exemptin from state regulation of offerings of "covered securities".
"Covered Securities" include, among other things, transactions by persons other than issuers, underwriters or dealers, and certain transactions by dealers, in securities of issuers that file reports with the Securities and Exchange
Commission pursuant to Section 13 or 15(d) of the Exchange Act. Upon the effectiveness of this Registration Statement, the Company will be subject to the reporting requirements of Section 13 of the Exchange Act, and management believes that such transactions will be exempt from state regulation, with the possible exception of certain notice filings and payment of fees.

     The net effect of the above-referenced laws, rules and regulations will be to place significant restrictions on the Company's ability to register, offer and sell shares of the Company's common stock in virtually every jurisdiction in the United States.

     Management  to Devote  Insignificant  Time to  Activities  of the  Company.
Members of the Company's management are not required to devote their full time to the affairs of the Company. Because of their time commitments, as well as the fact that the Company has no business operations, the members of management anticipate that they will devote an insignificant amount of time to the activities of the Company, at least until such time as the Company has identified a suitable acquisition target.

     Conflicts of Interest; Related Party Transactions. Although the Company has
not identified any potential acquisition target, the possibility exists that the
Company may  acquire or merge with a business or company in which the  Company's executive officers, directors, beneficial owners or their affiliates may have an ownership interest. Such a transaction may occur if management deems it to be in the best interests of the Company and its stockholders,  after  consideration of the above  referenced  factors.  A  transaction  of this nature would  present a conflict of interest  to those  parties  with a  managerial  position  and/or an ownership  interest  in both  the  Company  and  the  acquired  entity,  and may compromise  management's  fiduciary  duties to the  Company's  stockholders.  An independent  appraisal of the acquired company may or may not be obtained in the
event  a  related  party  transaction  is  contemplated.   Furthermore,  because
management  and/or  beneficial  owners  of the  Company's  common  stock  may be
eligible  for  finder's  fees  or  other   compensation   related  to  potential
acquisitions  by  the  Company,   such  compensation  may  become  a  factor  in
negotiations regarding such potential acquisitions.

     Voting Control. Due to his beneficial ownership of a majority of the shares of the Company's outstanding common stock, Jeff D. Jenson has the ability to elect all of the Company's directors, who in turn elect all executive officers, without regard to the votes of other stockholders.

     No Market for Common Stock; No Market for Shares. The Company's common stock is not currently listed on the OTC Bulletin Board of the National
Association of Securities Dealers, Inc., (the "NASD"), and has not been listed on the aforementioned market for the previous five years. Therefore, there is currently no "established trading market" for such shares; there can be no assurance that such a market will ever develop or be maintained. Any future market price for shares of common stock of the Company is likely to be very volatile, and numerous factors beyond the control of the Company may have a significant effect. In addition, the stock markets generally have experienced, and continue to experience, extreme price and volume fluctuations which have affected the market price of many small capital companies and which have been unrelated to the operating performance of these companies. These broad market fluctuations, as well as general economic and political conditions, may adversely affect the market price of the Company's common stock in any market that may develop.

     Risks of "Penny Stock." The Company's common stock may be deemed to be "penny stock" as that term is defined in Reg. Section 240.3a51-1 of the Securities and Exchange Commission. Penny stocks are stocks (i) with a price of less than five dollars per share; (ii) that are not traded on a "recognized" national exchange; (iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ-listed stocks must still meet requirement (i) above);
or (iv) is an issuer with net tangible assets less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000
(if in continuous operation for less than three years), or with average revenues of less than $6,000,000 for the last three years.

     There has been no "established public market" for the Company's common stock during the past five years. At such time as the Company completes a merger or acquisition transaction, if at all, it may attempt to qualify for listing on either NASDAQ or a national securities exchange. However, at least initially, any trading in its common stock will most likely be conducted in the over-the-counter market in the "pink sheets" or the "Electronic Bulletin Board" of the National Association of Securities Dealers, Inc. (the "NASD").

     Section 15(g) of the Securities Exchange Act of 1934, as amended,  and Reg.
Section   240.15g-2  of  the   Securities   and  Exchange   Commission   require
broker-dealers  dealing in penny stocks to provide  potential  investors  with a document  disclosing  the risks of penny stocks and to obtain a manually  signed and dated written receipt of the document before  effecting any transaction in a penny stock for the  investor's  account.  Potential  investors in the Company's common  stock are urged to obtain  and read  such  disclosure  carefully  before purchasing any shares that are deemed to be "penny stock."

     Moreover, Reg. Section 240.15g-9 of the Securities and Exchange Commission requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor.
This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives.
Compliance with these requirements may make it more difficult for investors in the Company's common stock to resell their shares to third parties or to otherwise dispose of them.

Principal Products and Services.
--------------------------------

     The limited business operations of the Company, as now contemplated, involve those of a "blank check" company. The only activity to be conducted by the Company is to seek out and investigate the acquisition of any viable business opportunity by purchase and exchange for securities of the Company or pursuant to a reorganization or merger through which securities of the Company will be issued or exchanged.

Distribution Methods of the Products or Services.
-------------------------------------------------

     Management will seek out and investigate business opportunities through every reasonably available fashion, including personal contacts, professionals, securities broker dealers, venture capital personnel, members of the financial community and others who may present unsolicited proposals; the Company may also advertise its availability as a vehicle to bring a company to the public market through a "reverse" reorganization or merger.

Status of any Publicly Announced New Product or Service.
--------------------------------------------------------

     None; Not applicable.

Competitive Business Conditions.
---------------------------------------

     There are literally thousands of "blank check" companies engaged in endeavors similar to those engaged in by the Company; many of these companies have substantial current assets and cash reserves. Competitors also include thousands of other publicly-held companies whose business operations have proven unsuccessful, and whose only viable business opportunity is that of providing a publicly-held vehicle through which a private entity may have access to the public capital markets. There is no reasonable way to predict the competitive position of the Company or any other entity in the strata of these endeavors;
however, the Company, having no assets and no cash reserves, will no doubt be at a competitive disadvantage in competing with entities which have recently completed IPO's, have cash resources and have limited operating histories when compared with the history and past failures of the Company.

Sources and Availability of Raw Materials and Names of Principal Suppliers.
--------------------------------------------------------------------------------

     None; Not applicable.

Dependence on One or a Few Major Customers.
--------------------------------------------------------

     None; Not applicable.

Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements
or Labor Contracts.
--------------------------------------------------------------------------------

     None; Not applicable.

Need for any Governmental Approval of Principal Products or Services.
--------------------------------------------------------------------------------

     On the effectiveness of the Company's Registration Statement on Form 10-SB, the Company became subject to Regulation 14A regarding proxy solicitations promulgated by the Securities and Exchange Commission under the Securities
Exchange Act of 1934, as amended (the "1934 Act"). Section 14(a) of the 1934 Act requires all companies with securities registered pursuant to Section 12(g) thereof to comply with the rules and regulations of the Securities and Exchange
Commission regarding proxy solicitations outlined in Regulation 14A. Matters submitted to stockholders of the Company at a special or annual meeting thereof or pursuant to a written consent shall require the Company to provide its stockholders with the information outlined in Schedules 14A or 14C of Regulation
14; preliminary copies of this information must be submitted to the Securities and Exchange Commission at least 10 days prior to the date that definitive copies of this information are forwarded to stockholders.

     Management intends to conduct a full evaluation of the worthiness of any business proposal presented to it; nonetheless, it believes this process may provide additional time within which to evaluate any business proposal presented to it, and may eliminate proposals from entities not willing to undergo the public and agency scrutiny involved in providing and filing information required under Regulation 14A. Management recognizes that this filing process may deter other potential business venturers by reason of their inability to predict the timeliness of their potential acquisition, reorganization or merger due to the uncertainty related to the time involved in reviewing Regulation 14A filings by the Securities and Exchange Commission; however, acquisitions or reorganizations not requiring stockholder approval may be completed by management, in its sole discretion, with the submission by management of an Information Statement pursuant to Regulation 14C outlining any remedial proposals attendant to any such acquisition or reorganization, including changing the name of the Company or increasing or decreasing the number of authorized or outstanding shares of the Company's common stock.

     The Company is also subject to the periodic reporting obligations imposed by
Section 13 of the 1934 Act, including the obligations to file the following documents in a timely manner: Form 10-KSB Annual Reports (due 90 days after the end of every fiscal year); Form 10-QSB Quarterly Reports (due 45 days after the end of the first three quarters of every fiscal year); and Current Reports on Form 8-K (due 15 days after the occurrence of certain material events
(e.g., changes in accountants, acquisitions or dispositions of a substantial amount of assets not in the ordinary course of business). See the heading
"Disclosure Relating to Reporting Obligations" of the caption "Risk Factors" of this Registration Statement.

     Prior to the  completion of any merger or  acquisition  transaction,  costs associated with filings  required by the Company under Section 13 of the 1934
Act and Regulation 14A of the Securities and Exchange Commission will have to be advanced by management,  the Company's  principal  stockholders or any potential
business   venturer,   and  may  further  dilute  the  interest  of  the  public
stockholders.  In the case of a merger requiring prior stockholder  approval and the submission of financial statements of the Company and other party or parties to the merger,  legal and accounting  costs will be significantly  higher,  even though the  adoption,  ratification  and the approval of any such merger will be virtually assured if recommended by Jeff D. Jenson, the principal stockholder of the Company.

Effect of Existing or Probable Governmental Regulations on Business.
--------------------------------------------------------------------------------

     Since the Company was initially incorporated, federal and state securities laws, rules and regulations have made the participation in or the conducting of an IPO substantially easier for certain small and developmental stage companies, reducing the time constraints previously involved, the legal and accounting costs and the financial periods required to be included in the financial statements. Rule 504 of Regulation D of the Securities and Exchange Commission no longer requires the filing of a Registration Statement with any state or territory as a condition to its use; however, this Rule is no longer available to "blank check" companies. Accordingly, because the Company is presently deemed to be a "blank check" company, this method of raising funds is foreclosed to it.
Rule 504 is also not available to "reporting issuers," which the Company will become on the effectiveness of this Registration Statement.

     The integrated  disclosure system for small business issuers adopted by the
Securities and Exchange  Commission in Release No.  34-30968 and effective as of
August  13,  1992,   substantially   modified  the   information  and  financial
requirements  of a "Small  Business  Issuer,"  defined to be an issuer  that has revenues  of less than $25  million;  is a U.S. or  Canadian  issuer;  is not an investment  company;  and if a majority owned  subsidiary,  the parent is also a small  business  issuer;  provided,  however,  an entity is not a small business issuer if it has a public  float (the  aggregate  market  value of the  issuer's outstanding securities held by non-affiliates) of $25 million or more.

     A number of state securities commissions have adopted the use of Form U-7 for SCOR, which also substantially simplifies the registration process for IPO's; Form U-7 is primarily used in connection with offerings conducted pursuant to Rule 504 of the Securities and Exchange Commission, but is not limited to this use. To the extent that Rule 504 and the use of SCOR are unavailable to the Company due to its status as a "blank check" company, the use of Form U-7 will also be unavailable in this regard.

     The Securities and Exchange Commission, state securities commissions and the North American Securities Administrators Association, Inc., ("NASAA") have expressed an interest in adopting policies that will streamline the registration process and make it easier for a small business issuer to have access to the public capital markets. The present laws, rules and regulations designed to promote availability for the small business issuer to these capital markets and similar laws, rules and regulations that may be adopted in the future will substantially limit the demand for "blank check" companies like the Company, and may make the use of these companies obsolete.

Research and Development.
---------------------------------

     None; Not applicable.

Cost and Effects of Compliance with Environmental Laws.
---------------------------------------------------------------------

     None; Not applicable. However, environmental laws, rules and regulations may have an adverse effect on any business venture viewed by the Company as an attractive acquisition, reorganization or merger candidate, and these factors may further limit the number of potential candidates available to the Company for acquisition, reorganization or merger.

Number of Employees.
--------------------------

     None; Not Applicable.

Item 2.  Management's Discussion and Analysis or Plan of Operation.
--------------------------------------------------------------------------------

Plan of Operation.
---------------------

     The Company has not engaged in any material operations or had any revenues from operations during the last four calendar years. The Company's plan of operation for the next 12 months is to continue to seek the acquisition of assets, property or business that may benefit the Company and its stockholders.
Because the Company has no resources, management anticipates that to achieve any such acquisition, the Company will be required to issue shares of its common stock as the sole consideration for such acquisition.

     During the next 12 months, the Company's only foreseeable cash requirements will relate to maintaining the Company in good standing or the payment of expenses associated with reviewing or investigating any potential business venture, which may be advanced by management or principal stockholders as loans to the Company. Because the Company has not identified any such venture as of the date of this Registration Statement, it is impossible to predict the amount of any such loan. However, any such loan will not exceed $25,000 and will be on terms no less favorable to the Company than would be available from a commercial lender in an arm's length transaction. As of the date of this Registration
Statement, the Company has not begun seeking any acquisition.

     Because the Company is not currently making any offering of its securities, and does not anticipate making any such offering in the foreseeable future, management does not believe that Rule 419 promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended, concerning offerings by blank check companies, will have any effect on the Company or any activities in which it may engage in the foreseeable future.

Item 3.  Description of Property.
-------------------------------------

     The Company has no assets,  property or business;  its principal  executive office  address  and  telephone  number  are the  business  office  address  and telephone number of its President,  Director, and principal shareholder, Jeff D.
Jenson,  and are provided at no cost.  Because the Company has no business,  its activities  have been limited to keeping itself in good standing in the State of
Nevada  and,  recently,  with  preparing  this  Registration  Statement  and the
accompanying   financial   statements.   These   activities   have  consumed  an
insignificant amount of management's time; accordingly,  the costs to Mr. Jenson of providing the use of his office and telephone have been minimal.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.
--------------------------------------------------------------------------------

Security Ownership of Certain Beneficial Owners.

     The following table sets forth the shareholdings of those persons who own more than five percent of the Company's common stock as of May 1, 1997:



                                     Number                          Percentage
Name and Address           of Shares Beneficially Owned               of Class
----------------------      -----------------------------------       --------

Michael Caswell                      52,500                              7%
3637 W. Alabama, Ste. 400
Houston, TX   77027

Jenson Services, Inc.*              400,000                             54%
5525 S. 900 E. Suite 110
S.L.C., UT 84117

Jeff D. Jenson                       12,500                             1.6%
5525 S. 900 E. Suite 110
S.L.C., UT 84117

     *Jeff D. Jenson, President and Director may be deemed a beneficial owner of these shares due to his current position as Vice-President and Director of Jenson Services, Inc. (Distribution of ownership; Jeff D. Jenson and Duane S. Jenson, 50% each).

Security Ownership of Management.
---------------------------------

     The following table sets forth the shareholdings of the Company's directors and executive officers as of May 1, 1997.

                                         Number                         Percentage
Name and Address            of Shares Beneficially Owned  of Class
----------------------            -----------------------------------   ----------


Jeff D. Jenson                       12,500                     1.7%
5525 S. 900 E. #110
S.L.C., UT 84117

Jenson Services, Inc.               400,000                      54%
Jeff D. Jenson*
5525 S. 900 E. #110
S.L.C., UT

Nick Lovato                               0                       0
8667 Snow Mountain  Dr.
Sandy, Utah 84093

Kirsten Lovato                            0                       0
8667 Snow Mountain Dr.
Sandy, Utah 84093

All directors and executive         412,500                      56%
officers as a group (3)

     *Jeff D. Jenson, President and Director may be deemed a beneficial owner of these shares due to his current position as Vice-President and Director of Jenson Services, Inc. (Distribution of ownership; Jeff D. Jenson and Duane S. Jenson, 50% each).

     See Item 5, Part I, below, for information concerning the offices or other capacities in which the foregoing persons serve with the Company.

Changes in Control.
-------------------

     There are no present arrangements or pledges of the Company's securities which may result in a change in control of the Company.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.
--------------------------------------------------------------------------------

Identification of Directors and Executive Officers.
---------------------------------------------------

     The following table sets forth the names of all current directors and executive officers of the Company. These persons will serve until the next annual meeting of the stockholders (held in December of each year) or until their successors are elected or appointed and qualified, or their prior resignation or termination.

                                                    Date of             Date of
                              Positions             Election or       Termination
Name                          Held                  Designation       or Resignation
-------                       ----------            ---------------   ---------------

Jeff D. Jenson                President             04-19-95             *
5525 S. 900 E. #110           & Director
S.L.C., UT 84117

Nick Lovato                   Vice President        05-04-96             *
8667 S. Snow Mtn. Dr.         & Director
Sandy, UT 84093

Kirsten Lovato                Secretary/            05-04-96             *
8667 S. Snow Mtn. Dr.         Treasurer
Sandy, UT 84093               & Director



     *    These persons presently serve in the capacities indicated.

Business Experience.
------------------------

     Jeff D. Jenson, President and Director. Mr. Jenson graduated form Westminster College of Salt Lake City in September 1992, with degrees in Business Management and Aviation Management. Prior to his graduation, Mr. Jenson was the owner/operator of two small businesses in the Salt Lake area. Mr. Jenson has been employed by Jenson Services from 1991 until present. In March 1993, Mr. Jenson became Vice President and Director of Jenson Services. Jenson Services specializes in the reorganization and recapitalization of public companies and is a consultant to the Company.

     Nick Lovato, Vice-President and director. Mr. Lovato graduated from the University of Utah in June 1992, with a B.A. in Political Science. Prior to his graduation, Mr. Lovato served as an Policy Intern with the United States Senate in Washington DC. From May 1993 to August 1994, Mr. Lovato served as an Loan Officer/Assistant Manager for Transamerica Financial and from August 1994 to July 1995 was an Senior Loan Officer/Assistant Treasurer for American Investment Bank, both companies are located in Salt Lake City, Utah. Currently, Mr. Lovato is a Senior Underwriter for Franklin Capital Corporation, also of Salt Lake.

     Kirsten Lovato, Secretary, Treasurer and Director. Mrs. Lovato graduated from the University of Iowa in 1993 with a B.S. in Dental Hygiene. Mrs. Lovato also attended the University of Utah and Salt Lake Community College. From July 1993 until present, Mrs. Lovato has worked as a dental hygienist in the greater Salt Lake City area.

Significant Employees.
----------------------

     The Company has no employees who are not executive officers, but who are expected to make a significant contribution to the Company's business.

Family Relationships.
---------------------

     Nick Lovato and Kirsten Lovato, Vice-President and Director and Secretary, Treasurer and Director, respectively, are husband and wife. Other than the aforementioned, there are no family relationships among the officers and directors of the Company.

Involvement in Certain Legal Proceedings.
-----------------------------------------

     During the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of the
Company:

     (1) was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

     (2) was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

     (3) was subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

     (4) was found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Item 6.  Executive Compensation.
---------------------------------------

     The following table sets forth the aggregate compensation paid by the Company for services rendered during the periods indicated:

                                      SUMMARY COMPENSATION TABLE
                                                                   Long Term Compensation
                                           Annual Compensation                 Payouts
(a)                (b)          (c)       (d)          (e)           (f)       (g)      (h)


  (i)
Name and           Years or                        Other      Restricted  Option/  LTIP       All
Principal          Periods           $             Annual     Stock       SAR's    Payouts Other
Position           Ended      Salary      Bonus    Compen-    Awards ($)  (#)       ($) Compensa-
                   1994,                           sation($)                               tion
                   1995 &
                   1996

---------          --------    ------      -----    -------    -----------  ------   -----  -----



Jeff D. Jenson     12/31/94      0           0         0              0         0     0         0
 President,        12/31/95      0           0         0           12,500*      0     0         0
 Director          12/31/96      0           0         0              0         0     0         0

Nick Lovato        12/31/94      0           0         0              0         0     0         0
 Vice Pres.,       12/31/95      0           0         0              0         0     0         0
 Director          12/31/96      0           0         0              0         0     0         0

Kirsten Lovato     12/31/94      0           0         0              0         0     0         0
 Sec./Treas.,      12/31/95      0           0         0              0         0     0         0
 Director          12/31/96      0           0         0              0         0     0         0







     *Reflects a one for 20 (1:20) reverse split of the Company's common stock effective July 14, 1996. See Part I, Item 1 of this Registration Statement.



     No cash compensation, deferred compensation or long-term incentive plan awards were issued or granted to the Company's management during the calendar years ended December 31, 1996, or 1995, or the period ending on the date of this Registration Statement. Further, no member of the Company's management has been granted any option or stock appreciation right; accordingly, no tables relating to such items have been included within this Item.

Compensation of Directors.
--------------------------

     There are no standard arrangements pursuant to which the Company's directors are compensated for any services provided as director. No additional amounts are payable to the Company's directors for committee participation or special assignments.

     There are no arrangements pursuant to which any of the Company's directors was compensated during the Company's last completed calendar year for any service provided as director.

     Employment Contracts and Termination of Employment and Change-in-Control Arrangements.
--------------------------------------------------------------------------------

     There are no employment contracts, compensatory plans or arrangements, including payments to be received from the Company, with respect to any director or executive officer of the Company which would in any way result in payments to any such person because of his or her resignation, retirement or other termination of employment with the Company or its subsidiaries, any change in control of the Company, or a change in the person's responsibilities following a change in control of the Company.

Item 7.  Certain Relationships and Related Transactions.
--------------------------------------------------------

Transactions with Management and Others.
----------------------------------------

     There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest. However, on October 26, 1996, the Board of Directors of the Company resolved to issue 400,000 post-split "unregistered" and "restricted" shares of common stock to Jenson Services, Inc., a consultant to the Company, in consideration of $2,557.25 in accounting and other expenses incurred by the Company and settled by Jenson Services, Inc. Jeff D. Jenson, President and Director may be deemed a beneficial owner of these shares due to certain business relationships. Mr. Jenson is Vice-President and Director of Jenson Services, Inc. See Part I, Item 1 and Part II, Item 4 of this Registration Statement.

Certain Business Relationships.
-------------------------------

     Except as stated under the caption "Transactions with Management and Others", above, there have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest. However, see Part I, Item 1 of this Registration Statement.

Indebtedness of Management.
---------------------------

     Except as stated under the caption "Transactions with Management and Others", above, there have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest. However, see Part I, Item 1 of this Registration Statement.

Parents of the Issuer.
----------------------

     The Company has no parents, except to the extent that Jeff D. Jenson, the principal stockholder, due to beneficial ownership, may be deemed to be a parent of the Company. See Part I, Item 1 of this Registration Statement.

Transactions with Promoters.
----------------------------

     Except as stated under the caption "Transactions with Management and Others, above, there have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any promoter or founder, or any member of the immediate family of any of the foregoing persons, had a material interest. See Part I, Item 1 and Part II, Item 4 of this Registration Statement.

Item 8.  Description of Securities.
-----------------------------------

     The amount of the total authorized capital stock of the Company is Twenty Million (20,000,000) shares of common stock with a par value of one tenth of one cent ($0.001) per share; one million (1,000,000) shares of Class A Preferred tock with a par value of twenty five cents ($0.25) per share each with designations, preferences, limitations and relative rights, and one million (1,000,000) shares of Class B Preferred Stock with a par value of ten cents ($0.10) per share each with designations, preferences, limitations and relative rights. A summary description of the Class A and Class B Preferred stock is included as follows. For a detailed description of these securities as described in the Certificate of Amendment of Articles of Incorporation of the Company, see
Part III, Item 1, Exhibit 3.2 of this Registration Statement.

     (1)  Liquidation Preference.

          In the event of voluntary or involuntary liquidation of the corporation, the holders of the Class A and Class B Preferred Stock, after payment or provision for payment of debts, but before any distribution of assets to the holders of Common Stock, at the rate of twenty cents ($.20) per share plus cumulated and unpaid dividends thereon to the date fixed for the liquidation. See Part III, Item 1, Exhibit 3.2.

     (2)  Redemption of Class A Preferred Stock

          The Corporation, at the option of the board of directors, upon ten days prior written notice to the holders of the Class A Preferred Stock, may redeem all or any part of the Calass A Preferred Stock outstanding as of the designated date of redemption (10 days after the date of Notice) at a price of $.001 per share. See Part III, Item 1, Exhibit 3.2.

     (3)  Redemption of Class B Preferred Stock.

          The Corporation, at the option of the board of directors, upon each anniversary of the issuance of a share of Class B Preferred Stock may redeem all of the Class B Preferred Stock then outstanding after payment in cash of all cumulated and uppaid dividends up to the date fixed for redemption and subject to additional terms as outlined in the Certificate of Amendment of the Articles of Incorporation. See Part III, Item 1,
     Exhibit 3.2.

     (4)  Voting if Dividends in Arrears.

          If at any time the cumulated and unpaid dividends on the Class B Preferred Stock equal or exceed $.05 a share (two quarterly dividends), the holders of fifty-one percent (51%) of the Class B Preferred Stock will have the right immediately to call a special meeting of the shareholders to elect two directors of the Corporation, subject to approval by a majority of the board of directors. Such voting rights will terminate only when all cumulated and unpaid dividends on the then outstanding shares of Class B Preferred Stock are paid and the full dividends thereon for the then current quartely dividend period are paid. The directors elected by the holders of Class B Preferred Stock may be removed only by vote of such holders so long as their voting rights have not terminated. See Part III,
     Item 1, Exhibit 3.2.

     According to the Company's Transfer Agent, American Registrar and Transfer, there has never been any type of capital stock, either issued or outstanding, other than Common Voting Stock.

     Stockholders of the Company have no pre-emptive rights to acquire additional shares of common stock or other securities. The common stock is not subject to redemption rights and carries no subscription or conversion rights. In the event of liquidation of the Company, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities. All shares of the common stock now outstanding are fully paid and non-assessable.

    There are no outstanding options, warrants or calls to purchase any of the authorized securities of the Company.

     There is no provision in the Company's Articles of Incorporation, as amended, or Bylaws, as amended, that would delay, defer, or prevent a change in control of the Company.

                                  PART II

Item 1. Market Price of and Dividends on the Company's Common Equity and Other Stockholder Matters.
-------------------------------------------

Market Information.
-----------------------

     The Company's common stock is not currently listed on the OTC Bulletin Board of the NASD or any other recognized securities market. There has been no trading symbol or "established trading market" for shares of the Company's common stock during the first two quarters of 1997, or at any point in 1996 or 1995, and management does not expect any such market to develop unless and until the Company completes an acquisition or merger. In any event, no assurance can be given that any "established trading market" for the Company's common stock will develop or be maintained. If such a market ever develops in the future, the sale of "unregistered" and "restricted" shares of common stock pursuant to Rule 144 of the Securities and Exchange Commission by Michael Caswell, Jeff D. Jenson or Jenson Services, Inc., may have a substantial adverse impact on any such public market. See the caption "Business" of Part I, Item 1 of this Registration Statement.

     Future sales of any of these securities or any securities of the Company issued in any acquisition, reorganization or merger may have a future adverse effect on any "public market" that may develop in the common stock of the Company. See Part I, Item 1 of this Registration Statement.

Holders.
--------

     The number of record holders of the Company's common stock as of the date of this Registration Statement is approximately 81.

Dividends.
----------

     There have been no cash dividends declared on any class of common equity for the last two fiscal years or in any subsequent period that required financial information. The Company has no forseeable dividends.

     The holders of the Class B Preferred Stock will be entitled to receive, when and as declared by the board of directors out of any funds legally available therefor, cumulative preferential dividends in cash. Except as otherwise provided herein such dividends will be paid at the annual rate of, but not exceeding, $.10 per share, payable quarterly on November 30, February 28, May 31 and August 31 in each year. Such dividends shall accrue on each share from day to day from and after the date of initial issuance of such share whether or not declared, and shall be cumulative so that if any accrued dividends at said rate per share per annum shall not have been paid or declared and set apart for all shares' of Class B preferred Stock at the time outstanding, the deficiency shall be fully paid on or declared and set apart for such shares before the Corporation declares or pays any dividends (except a dividend in shares of the Corporation) on the Class A Preferred Stock or Common Stock of the Corporation. As verified by the Company's Transfer Agent, American Registrar and Transfer, the Company does not have any shares of its Class A or Class B Preferred stock either issued or outstanding.

Item 2.  Legal Proceedings.
---------------------------

     The Company is not a party to any pending legal proceeding. No federal, state or local governmental agency is presently contemplating any proceeding against the Company. No director, executive officer or affiliate of the Company or owner of record or beneficially of more than five percent of the Company's common stock is a party adverse to the Company or has a material interest adverse to the Company in any proceeding.

     To date, Jenson Services, Inc. has provided all Company loans totaling approximately $6,000. Management does not believe that the Company will incur an additional $19,000 worth of expenses before entering into a merger or acquisition. If the company does need additional funding, such funding will be sought through an arms length transaction with a banking institution.

Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.
-----------------------------------

     Not Applicable; The Company's relationship with Mantyla, McReynolds & Associates, Certified Public Accountants, of Salt Lake City, Utah, has not changed. Prior to the engagement of Mantyla , McReynolds & Associates, the Company had no independant auditor for approximately 12 years. For the auditor's going-concern opinion, see the Auditor's Opinion letter in the F/S and the Section "Risk Factors".


Item 4.  Recent Sales of Unregistered Securities.
-------------------------------------------------

     On April 25, 1995, the Board of Directors resolved to issue 12,500* shares of "unregistered" and "restricted" common voting stock to Jeff D. Jenson, President and Director, Jason Lewis, Vice President and Director and Wendy Moler-Lewis, Secretary, Treasurer and Director, for services rendered to the Comopany. On October 26, 1996, the Company's Board of Directors unanimously voted to issue 400,000* "unregistered" and "restricted" shares of common stock to Jenson Services, Inc., in consideration of $2,577.25 in accounting and other expenses incurred by the Company and settled by Jenson. See Part I, Item 1 of this Registration Statement. *These shares are represented in post-split values.

     Management believes that Jenson Services, Inc. is an "accredited investor" as that term is defined under applicable federal and state securities laws, rules and regulations. Further, the Board of Directors and Jenson Services, Inc., a consultant to the Company, had access to all material information regarding the Company prior to the offer or sale of these securities. The offers and sales of these securities are believed to have been exempt from the registration requirements of Section 5 of the Securities Act of 1933 pursuant to
Section 4(2) thereof, and from similar states' securities laws, rules and regulations requiring the offer and sale of securities by available state exemptions from such registration.

Item 5.  Indemnification of Directors and Officers.
----------------------------------------------------------

     The Company's Officers and Directors are indemnified to the extent that the applicable laws allow, as summarized below:

     Section 78.751(1) of the Nevada Revised Statutes ("NRS") authorizes a Nevada corporation to indemnify any director, officer, employee, or corporate agent "who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation" due to his or her corporate role. Section 78.751(1) extends this protection "against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful."

     Section 78.751(2) of the NRS also authorizes indemnification of the reasonable defense or settlement expenses of a corporate director, officer, employee or agent who is sued, or is threatened with a suit, by or in the right of the corporation. The party must have been acting in good faith and with the reasonable belief that his or her actions were not opposed to the corporation's best interests. Unless the court rules that the party is reasonably entitled to indemnification, the party seeking indemnification must not have been found liable to the corporation.

     To the extent that a corporate director, officer, employee, or agent is successful on the merits or otherwise in defending any action or proceeding referred to in Section 78.751(1) or 78.751(2), Section 78.751(3) of the NRS requires that he or she be indemnified "against expenses, including attorneys" fees, actually and reasonably incurred by him in connection with the defense."

     Section 78.751(4) of the NRS limits indemnification under Sections 78.751(1) and 78.751(2) to situations in which either (i) the stockholders; (ii) the majority of a disinterested quorum of directors; or (iii) independent legal counsel determine that indemnification is proper under the circumstances.

     Pursuant to Section 78.751(5) of the NRS, the corporation may advance an officer's or director's expenses incurred in defending any action or proceeding upon receipt of an undertaking. Section 78.751(6)(a) provides that the rights to indemnification and advancement of expenses shall not be deemed exclusive of any other rights under any bylaw, agreement, stockholder vote or vote of disinterested directors. Section 78.751(6) extends the rights to indemnification and advancement of expenses to former directors, officers, employees and agents, as well as their heirs, executors, and administrators.

     Regardless of whether a director, officer, employee or agent has the right to indemnity, Section 78.752 allows the corporation to purchase and maintain insurance on his or her behalf against liability resulting from his or her corporate role.

     Article XI of the Company's Bylaws provides for the mandatory indemnification and reimbursement of any director or executive officer for actions or omissions in such capacity, except for claims or liabilities arising out of his or her own negligence or willful misconduct.

                                 PART F/S

                       Index to Financial Statements
                  Report of Certified Public Accountants

Financial Statements
--------------------

(i)  Audited Financial Statements
     December 31, 1996 and 1995
     --------------------------

     Independent Auditors' Report

     Balance Sheet, December 31, 1996 and 1995

     Statements of Stockholders' Deficit
     for the years ended December 31, 1996
     and 1995

     Statements of Operations for the
     years ended December 31, 1996 and
     1995

     Statements of Cash Flows for the
     years ended December 31, 1996 and
     1995

     Notes to Financial Statements

(ii) Unaudited Financial Statements
      April 30, 1997
     -----------------

     Balance Sheet, April 30, 1997

     Statements of Operations
     for the four months ended April 30, 1997

     Statements of Cash Flows for the
     four  months ended April 30, 1997


                                 PART III

Item 1.  Index to Exhibits.
-------------------------------

     The following exhibits are filed as a part of this Registration Statement:



Exhibit
Number               Description*
------               ------------
 3.1        Articles of Incorporation,
            filed on January 15, 1985*

 3.2        Certificate of Amendment of  Articles of
            Incorporation, filed on September 26, 1985*

 3.3        Bylaws*

 4          Original Offering Circular* (Exhibits to the Original Offering
            Circular are not included but are available upon request)



     * Exhibits referenced within this Registration Statement are incorporated in the Form 10-SB as filed on June 17,1997.




                             SIGNATURES

          In accordance with Section 12 of the Securities
Exchange Act of 1934, the Registrant has caused this Registration
Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           NATIONAL AIR CORPORATION


Date: 2/11/98                              By /s/ Jeff D. Jenson
     ----------------                        ------------------------
                                             Jeff D. Jenson, Director
                                             and President



Date: 2/11/98                              By /s/ Nick Lovato
     ----------------                        ------------------------
                                             Nick Lovato,
                                             Director and Vice
                                             President


Date: 2/11/98                              By /s/ Kirsten Lovato
     ----------------                        ------------------------
                                             Kirsten Lovato,
                                             Director and
                                             Secretary/Treasurer

                            NATIONAL AIR CORPORATION

                              FINANCIAL STATEMENTS

                                December 31, 1996

                       [WITH INDEPENDENT AUDITORS' REPORT]

                            National Air Corporation


                                TABLE OF CONTENTS


                                                             Page

        Independent Auditors' Report. . . . . . . . . . . . .  1


        Balance Sheet - December 31, 1996 . . . . . . . . . .  2


        Statements of Operations for the
        years ended December 31, 1996 and
        December 31, 1995 . . . . . . . . . . . . . . . . . .  3


        Statements of Stockholders' Deficit for
        the years ended December 31, 1996 and
        December 31, 1995 . . . . . . . . . . . . . . . . . .  4


        Statements of Cash Flows for the
        years ended December 31, 1996 and
        December 31, 1995 . . . . . . . . . . . . . . . . . .  5


        Notes to Financial Statements . . . . . . . . . . . . 6-8




Independent Auditors' Report


The Board of Directors and Shareholders
National Air Corporation:


We have audited the accompanying balance sheet of National Air Corporation as of December 31, 1996, and the related statements of operations, stockholders' deficit, and cash flows for the years ended December 31, 1996 and December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of National Air Corporation as of December 31, 1996, and the results of their operations and their cash flows for the years ended December 31, 1996 and December 31, 1995 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that National Air Corporation will continue as a going concern. As discussed in note 2 to the financial statements, the Company has accumulated losses from operations, has no assets, and has a net working capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in note 2. The financial statements do not include any adjustment that might result from the outcome of this uncertainty.



                                          MANTYLA, McREYNOLDS & ASSOCIATES
Salt Lake City, Utah                      By/s/ Mantyla, McReynolds &Associates
February 5, 1997

                            National Air Corporation
                                  Balance Sheet
                                December 31, 1996

                                     ASSETS
                                     ------
Assets                                                                                  $  -0-
                                                                                         ------


                           Total Assets                                                 $  -0-
                                                                                         ======


                      LIABILITIES AND STOCKHOLDERS' DEFICIT
                      -------------------------------------

Current Liabilities

         Payable to Stockholders                                                        $ 2,119

                                                                                        -------

Total Current Liabilities                                                                 2,119
                                                                                          -----
                  Total Liabilities                                                       2,119

Stockholders' Deficit: (Note 4)
         Common stock, $.001 par value;
          authorized 20,000,000 shares; issued
          and outstanding 737,505 shares                                                    738
         Additional paid in capital                                                      57,469
         Accumulated deficit                                                            (60,326)
                                                                                        -------
                  Total Stockholders' Deficit                                            (2,119)
                                                                                         ------
                           Total Liabilities and
                             Stockholders Deficit                                     $    -0-
                                                                                         ======






                 See accompanying notes to financial statements

                            National Air Corporation
                            Statements of Operations
           For the Years Ended December 31, 1996 and December 31, 1995



                                                                            1996           1995
                                                                            ----           ----
Revenue:
         Revenues from operations                                       $    -0-      $     -0-
                                                                           ------        -------


                  Total Revenue                                              -0-            -0-

General and Administrative Expenses                                        4,676            750
                                                                           -----            ---
                  Net Income Before Taxes                                 (4,676)          (750)

                  Income taxes                                               -0-            -0-
                                                                              -              -
                  Net income                                           $  (4,676)     $    (750)
                                                                       =========      =========

Loss per share                                                         $    (.01)     $    (.01)
                                                                       =========      =========


Weighted Average Shares Outstanding                                    4,141,498      6,515,625
                                                                       =========      =========






                See accompanying notes to financial statements

                            National Air Corporation
                       Statements of Stockholders' Deficit
           For the Years Ended December 31, 1996 and December 31, 1995






                                                                       Additional
     Net
                                             Common     Common         Paid in
Accumulated      Stockholders'
                                             Shares      Stock         Capital         Deficit
     Deficit
                                             ------      -----         -------         -------
     -------
Balance, December 31, 1994                 6,000,000  $   6,000    $    48,900     $   (54,900)
 $      -0-

Issued 750,000 shares of common
 stock to Directors for expenses,
 April 25, 1995                              750,000        750
        750

Net loss for the year ended
 December 31, 1995                                                                        (750)
       (750)
                                           ---------     -------        ------         --------
       -----
Balance, December 31, 1995                 6,750,000  $   6,750    $    48,900     $   (55,650)
 $      -0-

Reverse split (20 for 1 share)
 July 31, 1996                            (6,412,495)    (6,412)         6,412
        -0-

Issued 400,000 shares of common
 stock to stockholder for expenses,
 October 28, 1996                             400,000       400          2,157
      2,557

Net loss for the year ended
 December 31, 1996                                                                      (4,676)
     (4,676)
                                              -------    ------         ------          -------
     -------
Balance, December 31, 1996                    737,505  $    738    $    57,469     $   (60,326)
 $   (2,119)
                                              =======  ========    ===========     ===========
 ==========






                 See accompanying notes to financial statements

                            National Air Corporation
                            Statements of Cash Flows
           For the Years Ended December 31, 1996 and December 31, 1995


                                                                   1996            1995
                                                                   ----            ----
Cash Flows Provide by/(Used for)
  Operating Activities:
Net Loss                                                      $  (4,676)     $    (750)
Adjustments to reconcile net income
 to net cash used for operating
 activities:
         Issuance of common stock as
           payment for services rendered
           by stockholder                                         2,557            750

          Expenses paid on behalf
           of company by a
           stockholder                                            2,119            -0-
                                                                 ------         ------
Net Cash Used for Operating
 Activities                                                        -0-             -0-

Net Increase in cash                                               -0-             -0-
                                                                 ------         ------
Beginning Cash                                                     -0-             -0-
                                                                 ------         ------
Ending Cash                                                   $    -0-       $     -0-
                                                                 ======         =======


Supplemental Disclosure of Cash Flow Information
------------------------------------------------

Cash paid during the periods for:
 Interest                                                     $    -0-       $     -0-
                                                                 ======         =======

 Taxes                                                        $    -0-       $     -0-
                                                                 ======         =======



                 See accompanying notes to financial statements

                                   National Air Corporation
                                 Notes to Financial Statements
                                       December 31, 1996


Note 1         Organization and Summary of Significant Accounting Policies

               (a) Organization

               National Air Corporation [Company] incorporated under the laws of the State of Nevada on January 9, 1985. The Company was dormant for several years but was revived March 1, 1996.

               The Company was originally organized to engage in any lawful activity. The Company entered the business of providing air transportation services on a lease and/or charter basis, but was unsuccessful in the endeavor.

               (b) Income Taxes

               Effective April 1, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109 [the Statement], "Accounting for Income Taxes." The Statement requires an asset and liability approach for financial accounting and reporting for income taxes, and the recognition of deferred tax assets and liabilities for the temporary differences between the financial reporting bases and tax bases of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. The cumulative effect of this change in accounting for income taxes as of December 31, 1996 is $0 due to the valuation allowance established as described below.

               (c) Net Loss Per Common Share

               Net loss per common share is based on the weighted average number of shares outstanding.

               (d) Statement of Cash Flows

               For purposes of the statements of cash flows, the Company considers cash on deposit in the bank to be cash. The Company has $0 cash at December 31, 1996.

                            NATIONAL AIR CORPORATION
                         Notes to Financial Statements
                               December 31, 1996
                                  [continued]

Note 2         Liquidity

               The Company has accumulated losses through December 31, 1996 amounting to $60,326, has no assets, has no working capital at December 31, 1996, and does not anticipate generating sufficient cash flows from operations to meet the Company's cash requirements. These factors raise substantial doubt about the Company's ability to continue as a going concern.

               Management plans include finding a well-capitalized merger candidate to commence operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 3         Income Taxes

               The Company adopted Statement No. 109 as of April 1, 1993. Prior years' financial statements have not been restated to apply the provisions of Statement No. 109. No provision has been made in the financial statements for income taxes because the Company has accumulated substantial losses from operations.

               The tax effects of temporary differences that give rise to significant portions of the deferred tax asset at December 31, 1996 have no impact on the financial position of the Company. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. Because of the lack of taxable earnings history, the Company has established a valuation allowance for all future deductible temporary differences.

                            NATIONAL AIR CORPORATION
                         Notes to Financial Statements
                               December 31, 1996
                                  [continued]

Note 4         Common of Stock

               On April 25, 1995, the Board of Directors authorized the issuance of 250,000 shares of common stock to each of three directors for services rendered, on the basis of one mill ($.001) per share.

               On July 14, 1996, the Board of Directors resolved to effect a 20 for one reverse split of the 6,750,000, then outstanding, securities of the Company, while retaining the present authorized capital and par value, and making appropriate adjustments in the stated capital and additional paid-in-capital accounts. Fractional shares were to be rounded to the nearest whole share. The effective date of the reverse split was the close of business, July 31, 1996.

               On October 26, 1996 the Company issued 400,000 post reverse-split shares of common stock to a shareholder for expenses incurred on behalf of the company.

                             NATIONAL AIR CORORATION
                                 BALANCE SHEETS
                                 April 30, 1997

                                                                        4/30/97
                                                                    ----------------
                                                                      [Unaudited]
ASSETS

      Current Assets                                              $               0

TOTAL ASSETS                                                      $               0
                                                                    ================

LIABILITIES & EQUITY

LIABILITIES

      Current Liabilities
          Loans from stockholders                                 $           3,835
      Total Current Liabilities                                               3,835
                                                                    ----------------
                                                                    ----------------
TOTAL LIABILITIES                                                             3,835

EQUITY
          Common Stock                                                          738
          Paid-in Capital                                                    57,469
          Accumulated Deficit                                               (62,042)
                                                                    ----------------
TOTAL EQUITY                                                                 (3,835)

                                                                    ----------------
TOTAL LIABILITIES & EQUITY                                        $               0
                                                                    ================

                            NATIONAL AIR CORPORATION
                            STATEMENTS OF OPERATIONS
            For the Four-Month Periods Ended April 30, 1997 and 1996

                                                            Four Months          Four Months
                                                               Ended                Ended
                                                              4/30/97              4/30/96
                                                         ------------------   ------------------
                                                            [Unaudited]          [Unaudited]
REVENUE
      Income                                           $                 0  $                 0
                                                         ------------------   ------------------
NET REVENUE                                                              0                    0

OPERATING EXPENSES
      Office Expenses                                                  253                1,475
      Professional Fees                                              1,463                    0
                                                         ------------------   ------------------
TOTAL OPERATING EXPENSES                                             1,716                1,475

                                                         ------------------   ------------------
NET INCOME/(LOSS)                                      $            (1,716) $            (1,475)
                                                         ==================   ==================


NET LOSS PER SHARE                                     $             (0.01)               (0.01)
                                                         ==================   ==================

WEIGHTED AVERAGE NUMBER OF SHARES
  OUTSTANDING                                                      737,505            6,412,495
                                                         ==================   ==================

                            NATIONAL AIR CORPORATION
                            STATEMENTS OF CASH FLOWS
            For the Four-Month Periods Ended April 30, 1997 and 1996

                                                                           Four Months
 Four Months
                                                                              Ended
    Ended
                                                                             4/30/97
   4/30/96
                                                                        -------------------
------------------
                                                                           [Unaudited]
 [Unaudited]

Cash Flows Used For Operating Activities
-------------------------------------------------------------------
  Net Loss                                                            $        (1,617)        $
   (1,475)
  Adjustments to reconcile net loss to net cash
    used in operating activities:
    Increase/(Decrease) in loans from shareholder                               1,617
    1,475
                                                                        -------------------
------------------
      Net Cash Used For Operating Activities                                        0
        0

Cash Flows Provided by Financing Activities                                         0
        0
-------------------------------------------------------------------

      Net Increase In Cash                                                          0
        0

      Beginning Cash Balance                                                        0
        0
                                                                        -------------------
------------------

      Ending Cash Balance                                             $             0         $
        0
                                                                        ===================
==================
